August 31, 2007

Room 4561

Mr. Jon Gacek
Executive Vice President, Finance and
  Chief Financial Officer
Quantum Corporation
11431 Willows Road
Redmund, WA 98052

> **Re: Quantum Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Filed June 12, 2006**
> **File No. 001-13449**

Dear Mr. Gacek:

We have reviewed your response to our letter dated July 25, 2007 in connection with the above referenced filing and have the following comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 50

1. We note your response to prior comment 3 where you propose to reclassify the STK litigation settlement expense to operating expenses in future filings. As a basis for supporting your proposal, please provide us with your materiality assessment of the impact of the misclassification on the historical annual and interim financial statements pursuant to SEC Staff Accounting Bulletin: No. 99.

* * * * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3730 if you have any questions regarding this comment.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant